UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: May 30, 2008                         /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 MARCH 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the three months ended March 31, 2008, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                     MARCH 31,     DECEMBER 31,
                                                       2008            2007
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             1,581,414       2,091,592
Amounts receivable                                      179,463         143,966
Prepaids                                                 12,346           9,601
                                                   ------------    ------------
                                                      1,773,223       2,245,159
PROPERTY AND EQUIPMENT (Note 3)                         191,661         201,307

MINERAL RESOURCE INTERESTS (Note 4)                   4,652,863       4,359,737

OTHER                                                    14,908           6,742
                                                   ------------    ------------
                                                      6,632,655       6,812,945
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                185,932         240,940
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 5)                               13,379,705      13,379,705

CONTRIBUTED SURPLUS (Note 7)                          1,610,929       1,609,804

DEFICIT                                              (8,543,911)     (8,417,504)
                                                   ------------    ------------
                                                      6,446,723       6,572,005
                                                   ------------    ------------
                                                      6,632,655       6,812,945
                                                   ============    ============

NATURE OF OPERATIONS (NOTE 1)

SUBSEQUENT EVENTS (NOTES 6 AND 13)


APPROVED BY THE DIRECTORS


/s/ DAVID HENSTRIDGE  , Director
----------------------

/s/ NICK DEMARE       , Director
----------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED
                                                             MARCH 31
                                                   ----------------------------
                                                       2008            2007
                                                         $               $
EXPENSES

Accounting and administration                             8,050           5,100
Amortization                                              2,639           2,639
Consulting                                                3,950           3,075
Corporate development                                     1,117           1,385
General exploration                                      67,942          63,832
Investment conferences                                    2,961           1,832
Investor relations                                       15,000          15,000
Legal                                                     4,017           2,023
Management fees                                          13,818           9,022
Office                                                    4,435           4,244
Regulatory                                                1,650           1,175
Rent                                                      1,350           1,350
Salaries and benefits                                     6,900           1,502
Shareholder costs                                         1,185           1,535
Stock-based compensation (note 7)                         1,125          13,800
Transfer agent                                              935           1,149
Travel and related                                       16,879          10,776
                                                   ------------    ------------
                                                        153,953         139,439
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (153,953)       (139,439)
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                                18,035          28,199
Foreign exchange                                          9,511             668
                                                   ------------    ------------
                                                         27,546          28.867
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                (126,407)       (110,572)

DEFICIT - BEGINNING OF PERIOD                        (8,417,504)     (7,684,670)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                              (8,543,911)     (7,795,242)
                                                   ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                ($0.00)         ($0.00)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING - BASIC AND DILUTED                      27,795,706      25,348,825
                                                   ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED
                                                             MARCH 31
                                                   ----------------------------
                                                       2008            2007
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (126,407)       (110,572)
Adjustment for items not involving cash
Amortization                                              2,639           2,639
Stock-based compensation                                  1,125          13,800
                                                   ------------    ------------
                                                       (122,643)        (94,133)
Increase in amounts receivable                          (35,497)        (28,655)
(Increase) decrease in prepaids                          (2,745)         10,021
Decrease in accounts payable and
   accrued liabilities                                  (55,521)        (76,849)
                                                   ------------    ------------
                                                       (216,406)       (189,616)
                                                   ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests             (285,606)       (469,200)
Purchase of other assets                                 (8,166)              -
                                                   ------------    ------------
                                                       (293,772)       (469,200)
                                                   ------------    ------------
DECREASE IN CASH AND CASH EQUIVALENTS
- DURING THE PERIOD                                    (510,178)       (658,816)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       2,091,592       2,898,961
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS  - END OF PERIOD            1,581,414       2,240,145
                                                   ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                     54,210         363,999
Term deposit                                          1,527,204       1,876,146
                                                   ------------    ------------
                                                      1,581,414       2,240,145
                                                   ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION - Note 11




          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company currently engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       PROPERTY AND EQUIPMENT
                                                     MARCH 31,     DECEMBER 31,
                                                       2008            2007
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  36,328          36,328
         Vehicles                                       121,680         121,680
                                                   ------------    ------------
                                                        290,848         290,848
         Less accumulated amortization                  (99,187)        (89,541)
                                                   ------------    ------------
                                                        191,661         201,307
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       MINERAL RESOURCE INTERESTS


                                           MARCH 31, 2008                             DECEMBER 31, 2007
                             ------------------------------------------   ------------------------------------------
                             ACQUISITION    EXPLORATION                   ACQUISITION    EXPLORATION
                                COSTS       EXPENDITURES       TOTAL         COSTS       EXPENDITURES       TOTAL
                                  $              $               $             $              $               $

         Mexico
            La Trini (a)          586,272      1,362,147      1,948,419        586,272      1,347,777      1,934,049
            Sonora (b)             81,305      1,419,792      1,501,097         81,305      1,275,330      1,356,635
         Sweden
            Bergslagen (c)        237,748        965,599      1,203,347        234,488        834,565      1,069,053
                             ------------   ------------   ------------   ------------   ------------   ------------
                                  905,325      3,747,538      4,652,863        902,065      3,457,672      4,359,737
                             ============   ============   ============   ============   ============   ============

         (a)      La Trini, Mexico

                  The Company acquired a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project covers 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

                  The vendor has retained a 1% net smelter return royalty ("NSR") and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

         (b)      Sonora, Mexico

                  As at March 31, 2008, the Company maintains, a portfolio of eight mineral claims covering 114,014 hectares, located in Sonora State, Mexico.

                  On June 1, 2007, the Company signed a letter agreement with Minera Genminmex S.A. ("Genminmex"). Under the terms of the letter agreement, Genminmex may earn a 60% interest in two exploration concessions covering the Batamote 1 and 2 located in Sonora, Mexico by incurring expenditures of US$2,000,000 over five years. Upon earning the 60% interest, Genminmex may earn an additional 10% interest by incurring an additional US $3,000,000 over seven years or completing a final feasibility study.

         (c)      Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at March 31, 2008, the Company maintains 15 exploration projects covering approximately 15,253 hectares, located in the Bergslagen District in south-central Sweden.

                  See also Note 13.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued:                                          MARCH 31, 2008                 DECEMBER 31, 2007
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                27,795,706      13,379,705      25,347,597      11,798,414
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
            private placement                                 -               -       2,100,000       1,512,000
            exercise of stock options                         -               -          90,000          45,000
            exercise of warrants                              -               -         147,500         118,000
            exercise of agent's warrants                      -               -          56,000          44,800
         Reallocation from contributed
            surplus on exercise of options                    -               -               -          11,207
         Reallocation from contributed surplus
            on exercise of agent's warrants                   -               -               -          21,840
         For agent and finder's fees                          -               -          40,790          26,666
         For mineral properties                               -               -          13,819           8,706
                                                   ------------    ------------    ------------    ------------
                                                              -               -       2,448,109       1,788,219
         Less share issue costs                               -               -               -        (206,928)
                                                   ------------    ------------    ------------    ------------
                                                              -               -       2,448,109       1,581,291
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                     27,795,706       13,379,705      27,795,706      13,379,705
                                                   ============    ============    ============    ============

         A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at March 31, 2008 and 2007 is as follows:

                                                        THREE MONTHS ENDED              THREE MONTHS ENDED
                                                          MARCH 31, 2008                  MARCH 31, 2007
                                                   ----------------------------    ----------------------------
                                                                      WEIGHTED                        WEIGHTED
                                                                       AVERAGE                         AVERAGE
                                                                      EXERCISE                        EXERCISE
                                                       NUMBER          PRICE          NUMBER           PRICE
                                                                         $                               $

         Balance, beginning and end of period         4,801,893        0.82           3,804,998         0.80
                                                   ============                    ============

         The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding at March 31, 2008:

             NUMBER              EXERCISE PRICE         EXPIRY DATE
                                      $

              336,998                0.80               April 28, 2008
            1,680,750                0.80               October 28, 2008
               83,000                0.80               May 17, 2008
            1,200,395                0.90               October 23, 2008
            1,500,750                0.80               November 17, 2008
         ------------
            4,801,893
         ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5. SHARE CAPITAL (continued)

         On March 31, 2008, the Company extended the expiry terms of certain of its outstanding warrants, whereby the terms of 1,680,750 warrants have been extended from an initial expiry date of April 28, 2008, to an extended expiry date of October 28, 2008, and the expiry of 1,500,750 warrants have been extended from an initial expiry date of May 17, 2008, to an extended expiry date of November 17, 2008.


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During the three months ended March 31, 2008, the Company recorded $1,125 (2007 - $nil) compensation expense for options which had vested during the period. During the three months ended March 31, 2007, the Company granted 60,000 stock options to the Company's employees, directors and consultants and recorded compensation expense of $13,800.

         The fair value of stock options is estimated using the Black-Scholes option pricing model with the following assumptions used for the granting and vesting made during the three months ended March 31, 2008 and 2007:

                                       THREE MONTHS ENDED     THREE MONTHS ENDED
                                         MARCH 31, 2008         MARCH 31, 2007

         Risk-free interest rate              3.22%                   4.01%
         Estimated volatility                  75%                     61%
         Expected life                      2.3 years                3 years
         Expected dividend yield                0%                      0%

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at March 31, 2008 and 2007, and the changes for the three month period ended on those dates is as follows:

                                                        THREE MONTHS ENDED              THREE MONTHS ENDED
                                                          MARCH 31, 2008                  MARCH 31, 2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                         WEIGHTED
                                                                      AVERAGE                          AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS         EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING         PRICE
                                                                         $                                $

         Balance, beginning of period                 2,355,000         0.56          2,260,000          0.51
         Granted                                              -            -             60,000          0.60
         Cancelled / expired                            (10,000)        0.60                  -             -
                                                   ------------                    ------------
         Balance, end of period                       2,345,000         0.56          2,320,000          0.52
                                                   ============                    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at March 31, 2008:

             NUMBER             NUMBER         EXERCISE
          OUTSTANDING        EXERCISABLE         PRICE        EXPIRY DATE
                                                    $
              700,600            700,600          0.50        April 8, 2008
              171,000            171,000          0.30        July 20, 2008
              538,000            538,000          0.50        January 16, 2009
               70,000             70,000          0.61        April 28, 2009
              365,400            365,400          0.62        May 19, 2009
               75,000             75,000          0.62        September 20, 2009
               50,000             50,000          0.60        February 7, 2010
              375,000            368,750          0.80        June 12, 2010
         ------------       ------------
            2,345,000          2,338,750
         ============       ============

         On April 8, 2008, stock options to purchase 900,600 common shares of the Company expired without exercise. On April 9, 2008 the Company granted stock options to the Company's employees, directors, officers and consultants to purchase 950,600 common shares, at a price of $0.50 per share, expiring April 9, 2011.


7.       CONTRIBUTED SURPLUS

         Contributed surplus for the three months ended March 31, 2008 and 2007 is comprised of the following:

                                                   THREE MONTHS    THREE MONTHS
                                                       ENDED          ENDED
                                                     MARCH 31,       MARCH 31,
                                                       2008            2007
                                                         $               $

         Balance, beginning of period                 1,609,804       1,385,723
              Stock-based compensation (Note 7)           1,125          13,800
                                                   ------------    ------------
         Balance, end of period                       1,610,929       1,399,523
                                                   ============    ============


9.       RELATED PARTY TRANSACTIONS

         During the three months ended March 31, 2008, the Company:

         i) incurred $12,400 (2007 - $9,450) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;

         ii) incurred $24,000 (2007 - $24,000) for management services provided by the President of the Company. Of this amount, $10,182 (2007 - $14,978) has been capitalized as geological costs in mineral resource interests and $13,818 (2007 - $9,022) expensed as management fees; and

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



9.       RELATED PARTY TRANSACTIONS (continued)

         iii) received $1,500 (2007 - $1,757) in other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $6,000 (2007 - $6,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). The Company was also charged $11,392 (2007 - $nil) by Mawson for shared personnel. Tinka and Mawson are public companies with certain directors in common.

         As at March 31, 2008, $29,092 remained outstanding and has been included in accounts payable and accrued liabilities.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Sweden. The Company also owns a condominium in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

         The Company's total assets are segmented geographically as follows:


                                                                  MARCH 31, 2008
                                       ----------------------------------------------------------------------------
                                           CANADA         MEXICO           PERU           SWEDEN           TOTAL
                                             $               $               $               $               $



         Current assets                   1,572,125         150,862               -          50,236       1,773,223
         Property and equipment               6,375          46,572         107,928          30,786         191,661
         Mineral resource interests               -       3,449,516               -       1,203,347       4,652,863
         Other assets                             -               -               -          14,908          14,908
                                       ------------    ------------    ------------    ------------    ------------
                                          1,578,500       3,646,950         107,928       1,299,277       6,632,655
                                       ============    ============    ============    ============    ============


                                                                 DECEMBER 31, 2007
                                       ----------------------------------------------------------------------------
                                           CANADA         MEXICO           PERU           SWEDEN           TOTAL
                                             $               $               $               $               $

         Current assets                   1,951,025         145,983               -         148,151       2,245,159
         Property and equipment               7,353          51,165         109,589          33,200         201,307
         Mineral resource interests               -       3,290,684               -       1,069,053       4,359,737
         Other assets                             -               -               -           6,742           6,742
                                       ------------    ------------    ------------    ------------    ------------
                                          1,958,378       3,487,832         109,589       1,257,146       6,812,945
                                       ============    ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



11.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company for the three months ended March 31, 2008 and 2007 as follows:

                                                   THREE MONTHS    THREE MONTHS
                                                       ENDED           ENDED
                                                     MARCH 31,       MARCH 31,
                                                       2008            2007
                                                         $               $
         Operating activity

         Increase in accounts payable and
            accrued liabilities                          99,261         210,557
                                                   ============    ============
         Investing activity

         Expenditures on mineral resource interests     (99,261)       (219,263)
                                                   ============    ============
         Financing activity

         Common shares issued for mineral
            resource interests                                -           8,706
                                                   ============    ============


12.      FINANCIAL INSTRUMENTS

         Financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities.

         (a)      Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The maximum potential loss on all financial instruments is equal to the carrying value of these items.

         (b)      Fair Value of Financial Instruments

                  The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are believed to equal their carrying value due to their short terms to maturity.

         (c)      Foreign Currency Risk

                 The  Company  is  subject  to  foreign  exchange  rate risk as certain of the Company's subsidiaries and operations incur transactions and have assets and liabilities denominated in currencies other that the Company's functional currency, which is the Canadian dollar.


13.      SUBSEQUENT EVENTS

         (a) By agreement dated April 28, 2008, the Company entered into an agreement with Goldsearch Limited ("Goldsearch"), a publicly traded company on the Australian Stock Exchange, whereby Goldsearch was granted an option to earn an undivided 70% interest in the Company's Jugansbo, Sala 4, Kobergs and Hallefors mineral concessions, covering approximately 2,965 hectares in the Bergslagen District, Sweden, by incurring a total of Euros 1,000,000 on exploration expenditures by April 28, 2011, with Euros 100,000 incurred by April 28, 2009 and cumulative expenditures of Euros 300,000 by April 28, 2010.

         (b)      See Note 6.

                                                                      SCHEDULE I

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS




                                                                                                    YEAR ENDED
                                                                                                   DECEMBER 31,
                                                 THREE MONTHS ENDED MARCH 31, 2008                     2007
                                   ------------------------------------------------------------    ------------
                                              MEXICO                  SWEDEN
                                   ----------------------------    ------------
                                         LA                         BERGSLAGEN
                                       TRINI          SONORA         DISTRICT          TOTAL           TOTAL
                                         $               $               $               $               $

BALANCE - BEGINNING OF PERIOD         1,934,049       1,356,635       1,069,053       4,359,737       2,368,283
                                   ------------    ------------    ------------    ------------    ------------

COSTS INCURRED DURING PERIOD

EXPLORATION

Airborne survey                               -               -           5,493           5,493          95,005
Amortization                                  -           4,592           2,416           7,008          27,528
Assays                                    1,553             985               -           2,538          69,750
Assay preparation                             -           1,501               -           1,501          20,315
Camp costs                                    -           2,721               -           2,721          38,924
Consulting                                    -          20,427           1,212          21,639         121,636
Database                                      -               -             245             245           1,535
Drilling                                      -               -          60,878          60,878         434,562
Equipment rental                              -               -               -               -          25,305
Exploration site costs                    3,828          23,047          10,444          37,319         114,076
Field workers                                 -           4,772               -           4,772          43,461
Fuel                                          -           5,703               -           5,703          39,415
Geochemical                                   -               -               -               -           4,519
Geological                                4,509           1,875           9,198          15,582         109,141
Geophysical                                   -               -               -               -          20,825
Maps                                          -               -               -               -           7,157
Property holding costs                        -          30,097               -          30,097         129,766
Repair and maintenance                        -           3,139               -           3,139          17,909
Salaries and benefits                     4,480          45,603          41,148          91,231         424,904
Travel                                        -               -               -               -          39,471
                                   ------------    ------------    ------------    ------------    ------------
                                         14,370         144,462         131,034         289,866       1,785,204
                                   ------------    ------------    ------------    ------------    ------------
ACQUISITION

Cash payments                                 -               -               -               -         229,399
Issuance of shares                            -               -               -               -           8,706
Staking and related costs                     -               -           3,260           3,260          10,041
                                   ------------    ------------    ------------    ------------    ------------
                                              -               -           3,260           3,260         248,146
                                   ------------    ------------    ------------    ------------    ------------
                                         14,370         144,462         134,294         293,126       2,033,350
                                   ------------    ------------    ------------    ------------    ------------

BALANCE BEFORE WRITE-OFFS             1,948,419       1,501,097       1,203,347       4,652,863       4,401,633

WRITE-OFFS                                    -               -               -               -         (41,896)
                                   ------------    ------------    ------------    ------------    ------------
BALANCE - END OF PERIOD               1,948,419       1,501,097       1,203,347       4,652,863       4,359,737
                                   ============    ============    ============    ============    ============



                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2008



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at May 26, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2008 of Tumi Resources Limited (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the
Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

MEXICO

The Company has the 100% rights to nine properties located in the Mexican states of Jalisco and Sonora and covering approximately 114,370 hectares. There are three high priority projects which will be the focus of the Company's immediate ongoing Mexican exploration program, these projects are as follows:

LA TRINI

Between December 2005 and early February 2006, the La Trini geochemical control grid was extended a further 700m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the silver/gold mineralized zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5km.

In August 2005, the Company finalized an initial drill program at La Trini. The reverse circulation drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200m and centered on the anomalous geochemistry and underground workings. The drill holes ranged in depth from 48m to 148m and totalled 1,344m.

In March 2007, the Company completed a phase-two reverse circulation drill program at La Trini; 20 drill holes were completed totalling 2,768m. The Company's phase-two drill program was focused on better defining the mineralized core zone and establishing where future detailed drilling should occur.

Drilling, coupled with the surface and underground sampling programs in and adjacent to the main target area has defined a 400m long northerly trending mineralized zone. The zone is 200m wide and remains open down-dip to the north. Within this zone there appears to be a higher grade corridor along the eastern edge, possibly adjacent to a major fault zone. Selected intervals from both drill programs within the higher grade zone include: TRRC 6 (18.3m at 3.1 g/t Au and 150 g/t Ag), TRRC 9 (6.1m at 1.1 g/t Au and 201 g/t Ag), TRRC 10 (10.1m at
1.6 g/t Au and 130 g/t Ag), TRRC 11 (5.1m at 5 g/t Au and 184 g/t Ag) and TRRC 32 (24.4m grading 6.4 g/t Au and 1,629 g/t Ag).

The results from TRRC 32 have identified an exploration target which requires immediate further drill testing. The Company is planning a phase three program of closely spaced drilling to define the size and orientation of this high-grade zone further, and to define the extent of the main zone.

In October 2007, the Company completed a Phase 3 reverse circulation drill program at La Trini. Fifteen drill holes were completed totalling 2,331.5m. Three holes were drilled at 25m spacing around the high grade mineralization found in drill hole TRRC32; eleven holes were drilled on a 50m by 50m drill pattern to infill the mineralized zone over an area of about 200m by 250m, and one hole was drilled to the NE obliquely to the mineralized zone, to intersect what may be the fault controlling the limit of mineralization to the east.

At the completion of analyses of all Phase 3 drill holes, a resource calculation was undertaken which has increased the historical resources by about 25%. The calculation was undertaken by an independent qualified geologist in keeping with NI43-101 requirements. Current resources are:


---------------------------------------------------------------------------------------------
 CATEGORY     AG CUT-OFF    TONNES     AVG. GRADE   AVG. GRADE    TROY OUNCES    TROY OUNCES
                (G/T)                   AG (G/T)     AU (G/T)     AG/SHORT TON   AU/SHORT TON
---------------------------------------------------------------------------------------------

Indicated         30      1,661,359       121.3        0.88            3.54         0.026
---------------------------------------------------------------------------------------------
Inferred          30        192,880        98.6        0.92            2.88         0.027
---------------------------------------------------------------------------------------------

BATAMOTE

This property, located in northern Sonora, is underlain by geology that has some similarities to the Phoenix property, and it contains several small artesanal mine workings along highly altered structures, presumably mined for gold and silver. This large concession lies a few kilometres west of the advanced stage El Chanate gold deposit.

During May 2007, the Company announced that the Batamote concessions had been farmed out to Minera Genminmex S.A. who has the right to earn a 70% interest by spending US $5 million over six years.

EL COLORADO

The area is located approximately 45 km southeast of Hermosillo, central Sonora, Mexico and covers an area of 21,062 hectares. The El Colorado licence area abuts the northern boundary of the claims covering the now closed La Colorada Mine, previously operated by Eldorado Gold Corporation. The La Colorada Mine opened in 1994 and was reported to produce up to 65,000 ozs of gold per year from an open-pit, heap-leach operation, before it was closed in 2001. Hematite alteration, strongly visible and associated with the rocks inside the La Colorada Mine, continues to the north into the El Colorado claims owned by the Company. The exploration target within the El Colorado licence is a large, low grade precious metal system similar to the style of mineralization found at La Colorada, La Herradura, La Choya and San Francisco mines. Also, within the boundaries of the Company's claim exist two smaller properties, owned by third parties, overlying skarn deposits that are reported to have produced up to kg-levels per tonne of silver mineralization.

A regional stream sediment geochemical survey has been completed with 810 collected and analysed for 30 elements using the ICP method. Field follow-up of anomalies discovered by the survey has commenced. The Company is focussed on a red soil area exceeding five kms long by 1 km wide where anomalous silver values are found in the soil.
Detailed soil sampling, mapping and rock chip sampling of outcrops in the zone of interest is continuing.

SWEDEN

Research for new silver projects took the Company to the Bergslagen District in Sweden. Bergslagen lies immediately to the northwest of Stockholm and covers an area of approximately 200km east-west by 150km north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver.

The  Company  has  staked  fifteen  properties   totalling  15,253  hectares  in
Bergslagen where three projects are undergoing detailed exploration:

SALA

Sala, now a historical mine site, was Europe's largest silver producer since the 16th Century. Production ceased in the early part of the 20th Century. Historical records show it was likely that in excess of 200 million ounces of silver were recovered from Sala with grades as high as 7,000 g/t.

Over the last year at Sala, the Company has completed a literature search of all historical data from the area, detailed ground mapping and 44 line-kms of detailed ground EM covering the old mine and surrounding prospective ground. As a result of this work a drill target has been defined immediately to the west of and parallel to the old mine and extending to the southwest. The potential target strike length is about one kilometre. There is evidence of old drill holes in this area; no information about these holes has been found in the public domain.

An initial diamond drilling program has been approved by the Swedish authorities. The Company has signed a drill contract with Drill Skill AB of Sweden to undertake an initial 2,000m diamond drill program at the Sala property. The program commenced in February and three deep diamond drill holes have been completed to date. The diamond drilling program is continuing.

TOMTEBO

Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-17th century producing ores containing copper, zinc, silver and gold. Following an airborne electromagnetic ("EM") survey completed last autumn, flown along lines spaced 100m apart, the data has been reviewed, modelled and interpreted by an independent geophysicist in Australia. Numerous conductive zones were identified in the database; most were of "cultural" origin (powerlines, culverts, electric fences, buildings), but a few appear to be legitimate targets near the old workings at Tomtebo.

The Company has completed an induced polarisation ("IP") survey to over the central part of the old mines and these EM conductors. A preliminary analysis of the IP has supported the existence of a previously unexplained EM conductor located 300m NE of the largest workings at Tomtebo. Several other EM conductors previously identified as being caused by man-made activities are also being reviewed as possible targets since they also were detected as high-chargeability anomalies by the IP survey. The Company has let a further contract to SMOY of Finland to undertake two lines of dipole-dipole IP across the best conductive zones. This type of IP will enable the Company to better target the EM anomalies with diamond drilling.

Some historical drilling and underground data has been reviewed and compiled, but further research will be performed as well before a drilling program is designed.

VITTURN

One of the better known historic mineral fields in the Bergslagen District is Stollberg where there are deep abandoned, base metal and silver mines. Numerous old mines and workings occur along this north-south trending belt over a distance of 12kms. At the northern end of the field the Company owns the Vitturn 1 and 2 licences and believes the host mineral sequence may extend under till cover into this licence area. In order to test the theory, the Company has let a contract to SMOY of Finland for a gradient array IP survey totalling about 19 line kms over the zone of interest. This program was completed in April and an interpretation of the results is underway.

The qualified person for all of the Company's projects is David Henstridge, a fellow of the Australasian
Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.



                            ----------   -------------------------------------------------   ------------------------------------
                            FISCAL 2008                     FISCAL 2007                                   FISCAL 2006
                            ----------   -------------------------------------------------   ------------------------------------
                              MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30
                                 $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil           Nil
Expenses                      (153,953)     (47,793)    (140,330)    (368,803)    (139,439)     (65,909)    (167,141)    (331,322)
Other items                     27,546      (12,372)     (27,332)     (25,632)      28,867       46,339       28,271      (17,573)
Net income (loss)             (126,407)     (60,165)    (167,662)    (394,435)    (110,572)     (19,570)    (138,870)    (348,895)
Basic and diluted loss
   per share                     (0.00)       (0.00)       (0.01)       (0.02)       (0.00)       (0.00)       (0.01)       (0.01)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              1,587,291    2,004,219    1,271,278    1,747,299    2,114,412    2,888,302    3,429,851    3,860,172
Total assets                 6,632,655    6,812,945    5,330,701    5,467,158    5,664,477    5,618,835    5,576,301    5,635,460
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            ----------   -------------------------------------------------   ------------------------------------


RESULTS OF OPERATIONS

During the three months ended March 31, 2008 (the "2008 period"), the Company incurred a loss of $126,407 ($0.00 per share), an increase in loss of $15,835, compared to a loss of $110,572 ($0.00 per share) for the three months ended March 31, 2007 (the "2007 period"). The increase in loss during the 2008 period is primarily attributed to a general increase in office overheads.

General and administrative expenses increased by $14,514 from $139,439 during the 2007 period to $153,953 during the 2008 period. Specific expenses of note are as follows:

- General exploration costs increased by $4,110, from $63,832 during the 2007 period to $67,942 during the 2008 period. During the 2008 period, the Company incurred costs relating to the review of property interests and maintenance of mining offices in Sweden and Mexico.
- The Company has been engaged in an ongoing program in communicating with its investors and investment community. The Company retained Mr. Nick Nicolaas to provide investor relations activities on behalf of the Company. Mr. Nicolaas' services are provided through his company, Mining Interactive Corp. During the 2008 period, the Company paid $15,000 (2007 - $15,000).
- Stock based compensation of $1,125 (2007 - $13,800) was recorded in the 2008 period relating to the granting and vesting of stock options.

During the 2008 period the Company reported $18,035 interest and other income compared to $28,199 during the 2007 period. Interest income of $16,535 (2007 - $26,442) was generated from short-term investments and other income of $1,500 (2007 - $1,757) from the rental of its condominium in Peru.

During the 2007 period the Company incurred $293,126 (2007 - $679,757) on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $134,294 on its Swedish properties, $158,832 on its Mexican Properties. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at March 31, 2008, the Company had working capital of $1,587,291. The Company believes that it has sufficient financial resources to undertake all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2007.

CHANGES IN ACCOUNTING PRINCIPLES

The Company has no proposed changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2008, the Company:

i) incurred $12,400 (2007 - $9,450) for office rent and accounting, management and administration services provided by a director and private corporations owned by a director of the Company;
ii) incurred $24,000 (2007 - $24,000) for management services provided by the President of the Company. Of this amount, $10,182 (2007 - $14,978) has been capitalized as geological costs in mineral resource interests and $13,818 (2007 - $9,022) expensed as management fees; and
iii) received $1,500 (2007 - $1,757) in other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $6,000 (2007 - $6,000) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). The Company was also charged $11,392 (2007 - $nil) by Mawson for shared personnel. Tinka and Mawson are public companies with certain directors in common.

As at March 31, 2008, $29,092 remained outstanding and has been included in accounts payable and accrued liabilities.

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and Sweden and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas's services are provided through his company, Mining Interactive Corp. The arrangement may be cancelled by either party on 15 days notice. During the three months ended March 31, 2008, the Company paid $15,000 (2007 - $15,000).

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at May 26, 2008, there were 27,795,706 outstanding common shares and 2,595,000 stock options outstanding with exercise prices ranging from $0.30 to $0.80 per share and 4,381,895 warrants outstanding with exercise prices ranging from $0.80 to $0.90 per share.

                                   APPENDIX B

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, DAVID HENSTRIDGE, CHIEF EXECUTIVE OFFICER OF TUMI RESOURCES LIMITED, certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Tumi Resources Limited (the issuer) for the interim period ending March 31, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  May 27, 2008


/s/ DAVID HENSTRIDGE
-----------------------
David Henstridge
Chief Executive Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                                   APPENDIX B

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, DAVID HENSTRIDGE, PRESIDENT & CHIEF EXECUTIVE OFFICER OF TUMI RESOURCES LIMITED, AND PERFORMING SIMILAR FUNCTIONS TO THAT OF A CHIEF FINANCIAL OFFICER, certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Tumi Resources Limited (the issuer) for the interim period ending March 31, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  May 27, 2008

/s/ DAVID HENSTRIDGE
--------------------------------------
David Henstridge
President, Chief Executive Officer and
Acting Chief Financial Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------